                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Florida Public Utilities Company
                                (Name of Issuer)

                          Common Stock, par value $1.50
                         (Title of Class of Securities)

                                    341135101
                                 (CUSIP Number)

                               Stephen R. Rusmisel
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1442
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 2, 2000
                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]
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                                                               Page 2 of 7 Pages
CUSIP NO. 341135101


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           C.A. La Electricidad de Caracas
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [X]
(b)  [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                                     WC
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  C.A. La Electricidad de Caracas is organized under the laws of Venezuela
--------------------------------------------------------------------------------

NUMBER OF SHARES                        7.       SOLE VOTING POWER
                                                       280,800
BENEFICIALLY OWNED BY
                                        8.       SHARED VOTING POWER
EACH PERSON WITH                                       0

                                        9.       SOLE DISPOSITIVE POWER
                                                       280,800

                                        10.      SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            280,800
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                              9.97%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                              CO
--------------------------------------------------------------------------------
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                                                               Page 3 of 7 Pages

CUSIP NO. 341135101

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Corporacion EDC, C.A.
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [X]
(b)  [ ]
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS

--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Corporacion EDC, C.A. is organized under the laws of Venezuela
--------------------------------------------------------------------------------

NUMBER OF SHARES                        7.       SOLE VOTING POWER
                                                       0
BENEFICIALLY OWNED BY
                                        8.       SHARED VOTING POWER
EACH PERSON WITH                                       0

                                        9.       SOLE DISPOSITIVE POWER
                                                       0

                                        10.      SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                             0
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                              0%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                              CO
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                                                               Page 4 of 7 Pages



                                  SCHEDULE 13D


Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, par value $1.50 (the "Shares") of Florida Public Utilities Company, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are 401 South Dixie Highway, West Palm Beach, Florida 33401.

Item 2.   Identity and Background.

         (a) Names of Persons Filing. This statement is being filed jointly by C.A. La Electricidad de Caracas ("EDC") and Corporacion EDC, C.A. ("CEDC"), both being corporations organized under the laws of Venezuela (collectively, the "Reporting Persons"). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in Venezuela and abroad, including telecommunications, water and gas, and in electricity businesses outside of Venezuela. Shares of the two companies trade together as "stapled" shares on the Caracas Stock Exchange.

         Although EDC and CEDC are two separate legal entities, they are managed as a single enterprise. The boards of directors of EDC and CEDC are identical. EDC and CEDC are managed jointly through a single Corporate Committee, which is responsible for establishing overall policies of both companies and a single Integration Committee, which is responsible for the implementation of the overall policies of both companies. In addition, the two companies have a single treasury which manages the funds of both companies and those of their subsidiaries, allocating cash resources, making inter-company loans and making short-term investments in liquid instruments to generate interest income.

         The principal businesses of EDC and CEDC are conducted at their principal office of Avenida Vollmer, Edificio Central La Electricidad de Caracas, San Bernardino, Caracas, Venezuela.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.
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                                                               Page 5 of 7 Pages



          Item 3. Source and Amount of Funds or Other Consideration.

         On Friday, June 2, pursuant to a privately negotiated purchase, EDC acquired 279,600 Shares of the Issuer for a price of $6,990,000 ($25 per share). The source of funds for the purchase was working capital.

         On Monday, June 5, pursuant to an open-market purchase with a three day settlement period, EDC acquired 3,200 Shares of the Issuer for a price of $61,624.96 ($19.26 per share). The source of funds for the purchase was working capital.

         On Tuesday, June 6, EDC sold on the open-market, with same day settlement, 2,000 Shares of the Issuer for a price of $37,000 ($18.50 per share).

          The current amount of the Issuer shares currently owned by EDC is 280,800 for a total purchase price of $7,014,624.96 (an average of $24.98 per share).

Item 4.   Purpose of Transaction.

          The purpose of the acquisition of the Shares was a passive investment. EDC has no intention of acquiring any additional Shares and is in the process of arranging to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise. However, no formal arrangements have been made to date for the disposition of the Shares.

          As of the date hereof, except as described herein, the Reporting Persons do not have any plans or proposals which relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.

          (a) EDC is the direct beneficial owner of 280,800 Shares, which in the aggregate constitutes approximately 9.97% of the outstanding shares of common stock of the Issuer.
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                                                               Page 6 of 7 Pages



          (b) EDC has the sole power to vote or direct the vote and disposition of the 280,800 Shares directly owned by it as described in paragraph (a). CEDC does not have power to vote or direct the vote or dispose of any of the Shares.

          (c) Except as described in Items 3 and 4 hereof, none of the Reporting Persons has effected any transactions in Shares during the past 60 days.

          (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the 280,800 Shares acquired by EDC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          None.
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                                                               Page 7 of 7 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 20000

                                             C.A. La Electricidad de Caracas



                                             By:  /s/ Oscar Machado
                                                ------------------------
                                             Name:  Oscar Machado
                                             Title: President-in-charge


                                             Corporacion EDC, C.A.



                                             By:  /s/ Oscar Machado
                                                ------------------------
                                             Name:  Oscar Machado
                                             Title: President-in-charge